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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of an interview with George A. Keyworth II, a member of HP's board of directors, regarding the Merger. This transcript is available to the public at www.VotetheHPway.com. A transcript containing excerpts of this interview was filed on December 13, 2001 by HP with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


GEORGE KEYWORTH INTERVIEW

WHY IS THE COMPAQ MERGER IMPORTANT FOR HP?

G: Well, I've become really enthusiastic about this because I think we can become truly the next generation computer and digital services company. I think we have a chance to truly move, jump up and develop a new standard of excellence in the industry.

WHY COMPAQ?

G: I think the match with Compaq is absolutely superb. It's just a phenomenal match. We have the same direction. All the areas that I think really matter to us, we need to get better in storage and NT, in next generation enterprise computing, direct sales, all of these areas, we have long recognized are crucial for the company. Compaq has committed to and has made some real inroads in areas that we simply haven't. I think the match is an absolutely extraordinary fit.

TALK TO ME ABOUT WHAT YOUR VISION IS AS FAR AS THE COMBINED COMPANY? WHY SHOULD EMPLOYEES BE ENTHUSED?

G: If I were a little younger and I were working at HP I'd be really enthusiastic about this because I can see multiple ways by which we can be number one. By which we can become the envy of the industry. I think we can look to a new class of access devices that are really borne on the Internet. I think we can look to new devices and appliances in digital imaging. I think we can look to bring really new, exciting systems, even new operating systems to the world of enterprise computing. I think we can do what is most fun for me, I'm a scientist. And I think what we can do is we can bring technology to really make a difference once again.

THAT'S A BIG OPPORTUNITY. I THINK A LOT OF PEOPLE ARE FEELING WE CAN JUST STAY THE WAY WE ARE? WHAT'S YOUR VISION FOR HP?

G: Well, the concern I've had since, I've been on the board for 16 years now, is that you know, in a sense, we never really got way out in front except in printing and distributed computing and when the Internet came along we, I'm sorry to say, but I think we got a little bit further behind the ball. Now, we've struggled to find ways by which we can get into the, be out in front of the next stage of computing.

We have concluded that we absolutely need to do something like this Compaq merger and, in fact, in my opinion, Compaq is so perfect that it is, that there is no alternative that's anywhere near as good as Compaq.

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SO IS THE STATUS QUO A GOOD ALTERNATIVE?

G: The status quo is really not a choice for us. I've been on the board for 16 years and we've been trying to get stronger in distributed computing and we were a little late. We tried to get out front in Internet computing and we were probably even a little more late. As we looked at this over the last few years, we decided that we really have to do something pretty drastic. We've really got to take a leap forward.

And I think it's a miracle that the possibility of Compaq came along. We wouldn't have been able to do this a few years ago. It just plain would have been financially too difficult. Now we have a chance to get together with another company that's perfectly aligned with us. Who has strength where we have weaknesses and need a lot of our strengths and I think this is just the way to get out there and be number one in the next generation of connected computing.

The reason why I am increasingly positive about this is because the fit is so extraordinary. We had a lot of experience in spinning off Agilent and we really did it well. The folks in HP deserve A+ for that. So do the folks in Agilent, of course. And I think taking the fit, the fact that we came together here, neither sought out the other, we just sort of came together and the fact that we've now looked at all the details and I just think this is really doable.

WHAT HAPPENS IF WE DON'T DO IT?

G: We simply cannot crack this nut with classic internal growth, we got too far behind. Now, to catch up or to, we don't want to catch up, to get ahead, we've got to make some major strategic relationships. We're going to have to acquire, we're going to have to buy, we're going to have to merge and Compaq is the A-one opportunity.

We're not going to be as good in as many areas. We'll do our best but this is a one-time extraordinary opportunity.

I think there's one thing I think is really important for HP senior managers now, it's, we've done a great job over the last few months of recognizing what a tough challenge this is. And I think everybody's pretty humble about that. I think the next step is to convince ourselves and everyone else that we can do this. That we can do it, we can do it right, we can do it in a manner that sets standards for next generation mergers, and we can win. I think that's the step now.

WHAT DOES IT TAKE TO MAKE THIS MERGER SUCCESSFUL?

G: Lots of folks have studied successful and unsuccessful mergers and I think there's two things that make a successful merger or by contrast, there's two things that make mergers fail. One of them is that you have your initial strategy really well defined and really well understood. And the second one is that you have an integration plan that can work and is truly credible -- credible to all those who have to make it work. In this case, I am now looking at this Compaq merger myself with extraordinary confidence. We have thought the strategy through up, down and sideways. Compaq has thought it through up, down and sideways. And I think as more and more people have come to look at it, I think more and more people see the simplistic, just plain the logic of it.

As far as implementing it, Webb McKinney and his team and people throughout the company and Compaq are doing a fantastic job of evaluating this, planning it, thinking it through and I thought it could be done in the first place just because it was such a great match. Now I think if, you know, it's not as hard as they thought.

I THINK THAT'S ABOUT IT. IS THERE ANYTHING ELSE YOU'D LIKE TO ADD TO THE EMPLOYEES OF HP?

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[Additional comments by Mr. Keyworth on "the hp way":]

G: I had the privilege of being mentored by Dave Packard for many years and he was a close advisor to me and I certainly did my best to try to help him. Somehow I feel as if he were here today. Somehow, I thinks he think he would look at this and he'd just plain see the point and he'd say let's go for it.

One thing we have to remember about the way Dave and Bill view the HP way is that the HP way was all about using technology to bring value and having a respect for people. That's what it was all about. And yes, they had the wisdom to avoid and to not seek out businesses that would have big fluctuations in employment because they wanted the best work force and they wanted to be able to keep it. But they knew there were tough times and they knew there were good times and most of all, they knew that you had to adapt to change.

And you know what they thought about change? They thought it was wonderful. We have to change. The world has to change and this is a tremendous opportunity for us to change and I think that's exactly what Dave and Bill would have been saying to us.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's amended registration statement on Form S-4 filed on January 31, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 31, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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